T CAPITAL FUNDING, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities		
Net income	$	683,359
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		3,523
Changes in assets and liabilities		
Accounts receivable		(30,500)
Due from affiliate		10,268
Prepaid expenses		530
Accounts payable and accrued expenses		8,395
Due to other broker-dealers		(27,500)
Due to affiliate		(8,014)
Net cash provided by operating activities		640,061
Cash flows from financing activities		
Member contributions		258,000
Member distributions		(765,000)
Net cash used in financing activities		(507,000)
Net increase in cash and cash equivalents		133,061
Cash and cash equivalents, beginning of year		738,229
Cash and cash equivalents, end of year	$	871,290

See accompanying notes.